                            SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                     SCHEDULE 13D

                        Under the Securities Exchange Act of 1934
                                  (Amendment No. 2  )*
                                                ---

                   New England Realty Associates Limited Partnership
                   -------------------------------------------------
                                    (Name of Issuer)

                   Depositary Receipts
                   -------------------------------------------------
                            (Title of Class of Securities)

                   644206104
                   -------------------------------------------------
                                    (CUSIP Number)

                   Harold Brown
                   c/o New England Realty Associates Limited Partnership 39 Brighton Avenue
                   Allston, MA 02134
                   -------------------------------------------------
                (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                  February 8, 1998
                   -------------------------------------------------
                 (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of   3   Pages
                                         ----

CUSIP No.                             13D               Page    of    Pages
          -------------                                      ---  ---


    Harold Brown                     ###-##-####
-----------------------------------------------------------------------------
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-----------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member       (a) / /
    of a Group*                                 (b) / /

-----------------------------------------------------------------------------
(3) SEC Use Only

-----------------------------------------------------------------------------
(4) Source of Funds*

        PF
-----------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

-----------------------------------------------------------------------------
(6) Citizenship or Place of Organization

    United States of America
-----------------------------------------------------------------------------
Number of Shares                   (7)  Sole Voting
  Beneficially Owned                      Power
  by Each Reporting                               64,594
  Person With                     ---------------------------
                                   (8)  Shared Voting
                                          Power
                                   --------------------------
                                   (9)  Sole Dispositive
                                          Power
                                                 64,594
                                   --------------------------
                                   (10) Shared Dispositive
                                           Power

-----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     64,594
-----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.06%
-----------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-----------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                 Page      of     Pages
                                                       ---    ---

ITEM 1. SECURITY AND ISSUER
        Depositary Receipts
        New England Realty Associates Limited Partnership
        39 Brighton Avenue
        Allston, Massachusetts 02134

ITEM 2. IDENTITY AND BACKGROUND
        (a) Harold Brown
        (b) c/o New England Realty Associates Limited Partnership
            39 Brighton Avenue
            Allston, Massachusetts 02134
        (c) Real Estate Management
        (d) No/Not Applicable (No criminal proceeding)
        (e) No/Not Applicable (No civil proceeding)
        (f) Citizenship - United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         The Depositary Receipts owned by Mr. Brown were acquired in periodic open market purchases beginning in January 1988. On March 29, 1994, Mr. Brown became a holder of over 5.0% of the outstanding Depositary Receipts through his open market purchase at the time of 2,000 Depositary Receipts at a purchase price of $6.00 per Depositary Receipt. On February 8, 1998, Mr. Brown purchased 1,500 Depositary receipts at a purchase price of $9.50 per Depositary Receipt.
         Mr. Brown used his own personal funds to acquire such Depositary Receipts.

ITEM 4. PURPOSE OF TRANSACTION
         Mr. Brown purchased the Depositary Receipts for investment purposes and to acquire an increased equity interest in the Partnership. Mr. Brown has at various times since January 1988 purchased Depositary Receipts on the open market, and Mr. Brown may continue to purchase Depositary Receipts on the open market or otherwise, or may dispose of depositary Receipts on the open market or otherwise, subject to a number of factors, including, among others, market conditions and the market price of the Depositary Receipts, the condition of the Partnership, the availability of funds and the availability of other business opportunities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        (a) Mr. Brown beneficially owns 64,594 Depositary Receipts, representing approximately 6.06% of the outstanding Depositary Receipts.
        (b) Mr. Brown has sole voting and dispositive power with respect to the 64,594 Depositary Receipts owned by him.
        (c) On February 8, 1998, Mr. Brown purchased 1,500 Depositary Receipts on the open market at $9.50 per Depositary Receipt. The sources of funds for such purchases was personal funds of Mr. Brown.
        (d) Not Applicable.
        (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None


                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       April  , 1998
                                       -------------------------------
                                       (Date

                                          /s/ Harold Brown
                                       -------------------------------
                                       (Signature)

                                              Harold Brown
                                       -------------------------------
                                       (Name/Title)